TENNYSON NETWORKS LIMITED

02015539

ACN 009 805 298

28 February 2002

By Facsimile
0015 1 202 942 9624
9 pages

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sir/Madam

Re: Tennyson Networks Limited - File # 82-5138

We are furnishing herewith pursuant to Rule 12g3-2(b)(1)(i) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") the following additional documents that the Tennyson Networks Limited (the "Company") has made public, distributed or filed with the Australian Stock Exchange Limited (the "ASX") or the Australian Securities and Investments Commission (the "ASIC") since 13 December 2000, the date of its application for an exemption from Rule 12g3-2(b) of the Securities Exchange Act:

1. Announcement to ASX dated 25 February 2002 re ASIC Form 604;
2. Announcement to ASX dated 25 February 2002 re ASIC Form 604;
3. ASIC Form 207 dated 26 February 2002.

The attached documents are being furnished with the understanding that they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments, please call the undersigned at +61 3 8558 0424.

Yours sincerely,

R.A. PULLIA
Company Secretary

Enclosure

dw 3/1

Tel: 61 3 8558 0424
Fax: 61 3 8558 0484
email: tny@tennyson.com.au
14 Business Park Drive, Notting Hill,
Victoria 3168 Australia

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Tennyson Networks Limited

ACN/ARSN: 005 205 299

1. Details of substantial holder(1)

Name: Jaytide Pty Ltd

ACN (if applicable): 069 435 083

There was a change in the interests of the substantial holder on 25/02/02

The previous notice was given to the company on 23/11/01

The previous notice was dated 23/11/01

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary fully paid	6,879,721	7.22%	18,178,358	15.71%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	See Annexure A				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	See Annexure A				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Annexure A	

Signature

print name Ross Leighton capacity Director

sign here R Leighton date 25 / 02 /2002

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

FORM 604 ANNEXURE A

3. **CHANGE IN RELEVANT INTEREST**

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
22 February 2002	Ross William Leighton	Convertible note conversion	$400,000.00	11,298,637	11,298,637

4. **PRESENT RELEVANT INTERESTS**

Holder of Relevant Interests	Person entitled to be registered	Nature of relevant interest	Class and number of shares
Jaytide Pty Ltd	Jaytide Pty Ltd	Held directly	4,545,454 ordinary shares
Ross William Leighton	Ross William Leighton	Held directly	13,632,904 ordinary shares
TOTAL			18,178,358 ordinary shares

5. **ADDRESSES**

Name	Address
Jaytide Pty Ltd	24 Outram Street West Perth WA 6005
Ross William Leighton	32 Gavour Road Wattle Grove WA 6107

This is Annexure A of one page referred to in Form 604 "Notice of change of relevant interests" prepared by Jaytide Pty Ltd dated 25/02/2002

RL

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Tennyson Networks Limited

ACN/ARSN: 008 805 298

1. Details of substantial holder(1)

Name: Cutmere Pty Ltd

ACN (if applicable): 009 006 857

There was a change in the interests of the substantial holder on: 25/02/02

The previous notice was given to the company on: 23/11/01

The previous notice was dated: 23/11/01

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary fully paid	15,520,790	16.29%	22,821,170	19.72%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	See Annexure A				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	See Annexure A				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Annexure A	

Signature

print name William Treneer capacity Secretary

sign here [signature] date 25/ 02 /2002

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(6) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(7) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

FORM 604 ANNEXURE A

3. CHANGE IN RELEVANT INTEREST

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
21 February 2002	Nelson James Woss	On market sale	$25,920.03	-320,200	-320,200
22 February 2002	Nelson James Woss	Convertible note conversion	$270,000.00	7,626,580	7,626,580

4. PRESENT RELEVANT INTERESTS

Holder of Relevant Interests	Person entitled to be registered	Nature of relevant interest	Class and number of shares
Cutmere Pty Ltd	Cutmere Pty Ltd	Held as trustee	4,562,980 ordinary shares
Ronald Warren Woss	Ronald Warren Woss	Held as trustee	3,454,000 ordinary shares
Yels Holdings Pty Ltd	Yels Holdings Pty Ltd	Held directly	1,000 ordinary shares
Ronald Warren Woss	Ronald Warren Woss	Held directly	1,000 ordinary shares
Nelson James Woss	Nelson James Woss	Held directly	14,802,190 ordinary shares
TOTAL			**22,821,170 ordinary shares**

This is page 1 of Annexure A referred to in form 604 "Notice of change of relevant interests" prepared by Cutmere Pty Ltd dated 25/02/2002.

FORM 604 ANNEXURE A Continued

6. ADDRESSES

Name	Address
Cutmere Pty Ltd	Halcyon Hall 201 The Old Swan Brewery 173 Mounts Bay Road Crawley WA 6009
Yels Holdings Pty Ltd	Halcyon Hall 201 The Old Swan Brewery 173 Mounts Bay Road Crawley WA 6009
Ronald Warren Woss	Halcyon Hall 201 The Old Swan Brewery 173 Mounts Bay Road Crawley WA 6009
Nelson James Woss	Halcyon Hall 201 The Old Swan Brewery 173 Mounts Bay Road Crawley WA 6009

This is page 2 of Annexure A referred to in Form 604 "Notice of change of relevant interests" prepared by Cutmere Pty Ltd dated 25/02/2002

ASIC registered agent number

lodging party or agent name Tennyson Networks Limited

office, level, building name or PO Box no.

street number & name 14 Business Park Drive

suburb/city Notting Hill state/territory Vic postcode 3168

telephone (03) 8558 0424

facsimile (03) 8558 0484

DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Notification of
share issue

form **207**

Corporations Law
254X(1)

company name Tennyson Networks Limited

A.C.N. 009 805 298

Details of the issue

date of issue (d/m/y) 22 / 02 / 2002 or period of issue (d/m/y) from / / to / /

Class of shares - show only details of shares which have been issued.

class code	full title
ORD	Ordinary Fully Paid

If you are listing any of the common classes of shares shown below, show only the class code.
If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

code	full title	code	full title
A	A	PRF	preference
B	B...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founders	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

Details of shares issued

class of share	number issued	amount (if any) paid, or agreed to be considered as paid, per share	amount unpaid (if any), per share
Ordinary Fully Paid	1,100,000	$0.04	
Ordinary Fully Paid	18,925,217	$0.04	

For Public companies

Have all shares been issued for cash only? Yes [X] No [ ]

If no, and shares have been issued for non-cash consideration and **not** under a written contract, then attach to this notice a **Form 208** giving details of the prescribed particulars about the share issue.

If no, and shares have been issued for non-cash consideration under a written contract, then attach a copy of the contract to this notice together with a **Form 207Z** certifying compliance with stamp duty law.

Signature

I certify that the information in this form is true and complete.

print name Richard A. Pullia capacity Secretary

sign here [signature] date 26 / 02 / 02

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

Include

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins